Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-180989

March 15, 2013

Wells Fargo & Company

23,000,000 Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Non-Cumulative Perpetual Class A Preferred Stock, Series P

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series P

Size:	$575,000,000 (23,000,000 depositary shares)

Over-allotment Option:	$85,000,000 (3,400,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series P Preferred Stock (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.25% from March 22, 2013

Dividend Payment Date:	15th day of March, June, September and December of each year, commencing on June 15, 2013

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, March 22, 2013 to, but excluding, June 15, 2013.

Optional Redemption:	On any dividend payment date on or after June 15, 2018, the Series P Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series P Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to June 15, 2018 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series P Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series P Preferred Stock.

Trade Date:	March 15, 2013

Settlement Date:	March 22, 2013 (T+5)

Price to Public:	$25.00 per depositary share

Underwriting Discount:	$0.2500 per depositary share sold to institutional investors ($154,350.00 in the aggregate) and $0.7875 per depositary share sold to retail investors ($17,626,297.50 in the aggregate or $20,303,797.50 in the aggregate assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Net Proceeds (before expenses) to Issuer:	$557,219,352.50 (or $639,541,852.50 assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	Ameriprise Financial Services, Inc.
Barclays Capital Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
CIBC World Markets Corp.
Comerica Securities, Inc.
Credit Suisse Securities (USA) LLC
Desjardins Securities Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
KeyBanc Capital Markets Inc.
National Bank of Canada Financial Inc.
RBC Capital Markets, LLC

Underwriters:	CastleOak Securities, L.P.
D.A. Davidson & Co.
Davenport & Company LLC
Janney Montgomery Scott LLC
Lebenthal & Co., LLC
Loop Capital Market LLC
Muriel Siebert & Co., Inc.
Oppenheimer & Co. Inc.
Robert W. Baird & Co. Incorporated
Samuel A. Ramirez & Company, Inc.
Southwest Securities Inc.
TD Securities (USA) LLC
Wedbush Securities Inc.
The Williams Capital Group, L.P.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WFCPrP”. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	949746 655/US9497466550

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mailing: cmclientsupport@wellsfargo.com.

2